Jackson Hewitt Tax Services

Profit and Loss

January 1 - October 4, 2021

	TOTAL
Income	
Sales	8,040.00
Services	37,228.97
Total Income	**$45,268.97**
Cost of Goods Sold	
Cost of goods sold	39.00
Total Cost of Goods Sold	**$39.00**
GROSS PROFIT	**$45,229.97**
Expenses	
Building & property rent	13,151.53
Commissions & fees	3,353.03
General business expenses	2,019.76
Bank fees & service charges	519.56
Total General business expenses	**2,539.32**
Insurance	360.00
Legal & accounting services	150.00
Office expenses	71.00
Merchant account fees	97.90
Shipping & postage	23.85
Software & apps	84.89
Total Office expenses	**277.64**
Payroll expenses	6,618.44
Wages	12,300.16
Total Payroll expenses	**18,918.60**
Taxes paid	
Property taxes	17.06
Total Taxes paid	**17.06**
Utilities	1,472.10
Total Expenses	**$40,239.28**
NET OPERATING INCOME	**$4,990.69**
NET INCOME	**$4,990.69**